BETA CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48481

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 _____ AND ENDING 12/31/25 _____

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Beta Capital Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

777 Brickell Avenue , Suite1201

(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Idelma Hervis	305-358-8114	ihervis@creand.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP

(Name – if individual, state last, first, and middle name)

485 Lexington Ave, Floor 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)
9/24/03		173	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Noelia Povedano, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Beta Capital Securities LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS   Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   4

FINANCIAL STATEMENTS

  Statement of Financial Condition   5

  Notes to Financial Statements   6-16



Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member of Beta Capital Securities, LLC
Miami, Florida

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Beta Capital Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2021.

New York, New York
February 27, 2026

1.

BETA CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Assets

Cash and cash equivalents	$	8,100,491
Restricted cash – segregated under federal regulations		587,943
Securities owned - fair value		5,942,460
Receivables from brokers-dealers, clearing organizations and counterparties		18,908,046
Receivables from customers		32,757,835
Property and equipment, net		63,070
Right-of-use asset		3,492,058
Due from related parties		619,446
Other assets		1,566,015
Total assets	$	72,037,364

Liabilities and Member's Equity

Payables to customers	$	10,268,565
Payables to broker-dealers, clearing organizations and counterparties		5,455,399
Commissions payable		246,899
Accounts payable and accrued liabilities		1,601,760
Line of credit – related party		21,000,000
Due to related parties		246,251
Lease liability		3,690,594
Total liabilities		42,509,468
Commitments and Contingencies		-
Member's equity		29,527,896
Total liabilities and member's equity	$	72,037,364

The accompanying notes are an integral part of this financial statement.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Beta Capital Securities, LLC (the Company) is registered with the Securities and Exchange Commission (SEC) as a broker-dealer of various types of equity, debt, commodity, and mutual fund securities. The Company acts in an agency and riskless principal capacity, buying and selling these securities for its customers, primarily within Latin America, and charging a commission. The Company is a wholly owned subsidiary of Credit Andorra US GP (USGP) which is a wholly owned subsidiary of Credit Andorra SA (CA SA). The Company is approved by Financial Industry Regulatory Authority (FINRA), the Company's self-regulatory organization, to conduct self-clearing operations. Beta Capital Securities LLC and its affiliate Beta Capital Management LLC, a registered investment advisor, were re-branded as Creand Wealth Management in 2021.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations including FINRA, Municipal Securities Rulemaking Board (MSRB), and SEC. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided. Accordingly, actual results could differ from those estimates.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the statement of operations accounts are translated using the rates of exchange on the day of activity. Gains or losses resulting from foreign currency transactions are included in commissions revenue in the statement of operations.

Cash and Cash Equivalents

Cash held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company has not incurred any losses to date regarding these excess balances. All highly liquid investments with original maturities of three months or less, including money market funds are considered to be cash equivalents.

Cash and Securities Segregated in Accordance with Federal Regulations

The Company is required by Rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to customers' transactions and credit balances, on a settlement date basis. Such a reserve is computed weekly using a formula provided by the Rule and the reserve account must be separate from all other bank accounts of the Company. The Company had $587,943 in segregated cash, net of fair value adjustment on deposit in the special reserve bank accounts for the benefit of customers for regulatory purposes, as of December 31, 2025.

Receivable from and Payables to Customers

Accounts receivable from and payable to customers are recorded on a settlement date basis and include amounts due on cash and margin transactions. Securities owned by clients are held as collateral for receivables.

Fair Value of Financial Instruments

The Company follows Accounting Standards Codification ("ASC") Topic 820, "Fair Value Measurements and Disclosures" (the "Standard"). ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Standard also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect the Company's judgement about the assumptions market participants would use in pricing the asset or liability. The Standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs which are measured using the Company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Certain financial instruments that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible risk. These instruments include cash and cash equivalents, receivables from broker-dealers, clearing organizations, and counterparties, payables to broker-dealers, clearing organizations and counterparties, line of credit and other payables (all Level 1).

Commissions Payable

Commissions payable relates to amounts due to the Company's registered representatives for customer sales of securities and are recorded based on agreed upon commission payout percentages, as commission revenue is accrued.

Furniture, equipment, software, and leasehold improvements

Property and equipment are recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently. The Company records depreciation and amortization on the straight-line method based on estimated useful lives of two years for software and the related software licenses, three years for data processing and communications equipment, and five years for furniture and fixtures.   Amortization of leasehold improvements is computed using the straight-line method over the shorter of the term of the lease or the estimated useful lives of the assets, which ranges from seven to nine years.

Leases

The Company accounts for its leases in accordance with FASB Accounting Standards Codification (ASC) 842, Leases. The Company is a lessee in noncancellable operating leases, for office space and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

Lease liabilities: A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate and are measured using the index or rate at the commencement date. Lease payments including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise, the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

ROU assets: A lessee's ROU asset is measured at the commencement date at the amount of the initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received, plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Accounting policy election for short-term leases. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to

purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term (see Note 8).

Defined Contribution Plan

The Company maintains a 401(k)-plan covering substantially all employees, with the Company matching up to 4% of employee payroll deferrals at the Company's discretion. For the year ended December 31, 2025, the Company matched employee contributions to the 401(k) plan in the amount of $58,920, which is included as part of salaries and related in the accompanying statement of operations.

Income Taxes

The Company is a Limited Liability Company, which is a disregarded entity for federal income tax purposes. Instead, its taxable income or loss is reflected on Credit Andorra USGP LLC's income tax return. No provision for income taxes is included in the accompanying financial statements, as the Parent does not allocate income taxes to the Company.

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years. The only periods subject to examination by the Company's major tax jurisdictions for federal and state tax returns are 2022 through 2025 that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement

In accordance with ASU 2018-15, the costs associated with implementing the Company's self-clearing operation have been capitalized and included in other assets in the statement of financial condition. These costs are being amortized over 6 years, which is the life of the related service contract. The expense is included in data services and research in the statement of operations. On

December 31, 2025, capitalized self-clearing implementation costs amounted to $955,428, with accumulated amortization on those costs being $796,553 resulting in a net carrying value of $46,750 and is reported in other assets in the statement of financial condition.

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate

expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account in the statement of financial condition that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses if any are reported in credit loss expense.

The Company also applies the collateral maintenance provision practical expedient described in FASB ASC 326-20-35-6 for receivables from customers.

Certain off-balance sheet credit exposures. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through its clearing firm, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Receivables from Customers. The Company's receivables from its brokerage customers include margin loans and accrued interest on these loans. Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company subjects the borrowers to an internal qualification process and an interview to align investing objectives, and monitors customer activity. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans.

Receivables from broker-dealers and Clearing Organizations. The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to - options contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

As of December 31, 2025, there was an allowance for credit losses of $100,578, which is included in "Receivables from customers" in the statement of financial conditions.

NOTE 2.   RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS, CLEARING ORGANIZATIONS, AND COUNTERPARTIES

Receivables from and payables to brokers-dealers, clearing organizations, and counterparties result from the Company's processing of customer transactions and consisted of the following as of December 31, 2025:

Receivables:	
Receivable from clearing organizations:	
Interactive Brokers	$5,386,751
Euroclear Bank	4,050,746
NSCC (National Securities Clearing Corporation)	2,171,910
Allfunds Bank	903,498
Receivable from affiliated clearing organization	1,488,520
Other receivables	4,681,483
	$18,908,046
Payables:	
Securities fail to receive	$4,471,799
Other payables	983,600
	$5,455,399

The Company maintains deposits at various financial services companies that the Company utilizes to facilitate its self-trading operations. At December 31, 2025, the Company had receivables from clearing organizations of $12,512,905 of which, $4,050,746, $903,498, $2,171,910 was held at three clearing organizations and $5,386,751 was held at a broker-dealer.

.

The Company clears certain of its customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Under the DTCC (Depository Trust and Clearing Corporation) shareholders' agreement, the Company is required to participate in the DTCC common stock mandatory purchase. As of December 31, 2025, the Company had shares of DTCC common stock valued at approximately $151,197 which is included in the line item "Other assets" on the statement of financial condition. The share value is updated annually, as of -February 27, 2025 and for the year ended December 31, 2025, based on the release of DTCC's annual amended and restated shareholder agreement. The Company also maintains with DTCC a Participant Fund Deposit in the amount of $15,313 which is also included in "Other assets" on the statement of financial condition.

NOTE 2. **RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS, CLEARING ORGANIZATIONS, AND COUNTERPARTIES (continued)**

The company maintains with the NSCC (National Securities Clearing Corporation) a deposit in the amount of $563,363 as of December 31, 2025, and is included in the line item "Receivables from broker-dealers, clearing organizations and counterparties" on the statement of financial condition.

NOTE 3. **NET CAPITAL REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2025, the Company's "Net Capital" was $25,551,418 which exceeded the requirements by $22,943,552 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 1.53 to 1.

NOTE 4. **FAIR VALUE MEASUREMENTS**

The following table sets forth by level, within the fair value hierarchy, the Company's net securities owned, other marketable instruments, and securities segregated under federal regulations, at fair value on a recurring basis as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
U.S. Government Securities:				
Segregated under federal regulations	$ -	$ -	$ -	$ -
Non-Segregated	$ -	5,942,460	$ -	5,942,460
Total	$ -	$ 5,942,460	$ -	$ 5,942,460

The financial instruments of the Company are reported in the statement of financial condition at their fair values. Management will categorize as Level 3 of the fair value hierarchy, those securities that are valued based on market transactions and where there is a material price disparity between third-party pricing services and observable and unobservable inputs. At December 31, 2025 there were no securities with such price disparities, and accordingly, no securities were categorized as Level 3 under the fair value hierarchy for the year then ended. During the year ended December 31, 2025, there were no transfers in or out of Levels 1, 2, or 3 of the fair value hierarchy.

Financial Instruments Not Carried at Fair Value

The Company's financial instruments that are not carried at fair value on a recurring basis include cash and cash equivalents, restricted cash, receivables from brokers-dealers, clearing organizations and counterparties, receivables from customers, due from related parties, payables to customers, payables to broker-dealers, clearing organizations and counterparties, commissions payable, accounts payable and accrued liabilities, and the related-party line of credit.

The carrying amounts of these financial instruments approximate fair value due to their short-term nature or because the related instruments bear interest at rates that approximate current market rates. Accordingly, separate disclosure of estimated fair value has not been presented.

NOTE 5.   PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2025, consisted of the following:

Furniture and fixtures	$ 128,306
Leasehold improvements	648,259
Office equipment	455,693
Software	329,078
	1,561,336
Less: accumulated depreciation and amortization	(1,498,266)
	$ 63,070

Depreciation and amortization expense amounted to $27,765 for the year ended December 31, 2025.

NOTE 6.   RELATED PARTY TRANSACTIONS

Beta Capital Management, LLC

The Company has an expense sharing agreement with Beta Capital Management, LLC (BCM).

At December 31, 2025, $235,079 is due from BCM, which is included in the statement of financial condition under due from related parties. BCM is related by common ownership.

Credit Andorra, S.A.

In October 2019, the Company entered into a loan agreement with an affiliate, Credit Andorra S.A. (CA SA), whereby CA SA provided the Company with a line of credit in the amount of $40,000,000 at a variable interest rate, which at December 31, 2025, was 4.373% on the outstanding balance of $21,000,000. Interest expense incurred in 2025 on the line of credit with CA SA was $1,079,016. At December 31, 2025, interest payable to CA SA on the line of credit was $246,250 and is included in accounts payable and accrued liabilities in the accompanying statement of financial condition. Effective January 1, 2026, the outstanding loan rate will be 4.216%. The line of credit maturity date is April 17, 2026, with automatic one-month extensions thereafter until formal notification is given by either the Company or CA SA.

During 2025, the Company entered into a consulting agreement with CA SA to advise on investment matters regarding fixed income and equity markets in the US and Latin American. At December 31, 2025 there was a receivable in the amount of $295,930 from CA SA.

At December 31, 2025, fails to receive in the amount of $2,466,135 was due to CA SA which is included in Payables to broker-dealers, clearing organizations in the statement of financial condition.

The Company had cash balances held at CA SA of $967,814 at December 31, 2025, which is included in Receivables from brokers-dealers, clearing organizations and counterparties, in the statement of financial condition. CA SA also serves as one of the Company's custodians for customer securities.

Credit Andorra US GP, LLC

During 2025, Credit Andorra US GP, LLC (USGP) rented office furniture to the Company under a month-to-month lease.

Creand Wealth & Securities

During 2025, the Company entered into a consulting agreement with Creand Wealth & Securities ("CWS") (formally Banque de Patrimoines Prives "BPP") to provide support in relation to the investment matters in US and Latin American assets on a non-discretionary manner.

At December 31, 2025, $83,370 is due from CWS, which is included in the statement of financial condition under due from related parties. CWS is related by common ownership.

Credi-Invest, SA

At year end, fail-to-receive balances payable to customers in the statement of financial condition included the amount of $744,953 due to Credi Invest SA, and Fail to deliver balances receivable from customers in the statement of financial condition included the amount of $519,112 due from Credi Invest SA.

Securities Transactions

The Company was counterparty to securities transactions with parties related through common ownership.

Alternative Products

The Company's customers have Alternative Investment Product (AIP) positions, where the Company is a distributor, and Credit Andorra SA, a related party is administrator. Commissions charged on these products are immaterial.

NOTE 7.   LEASES

The Company is obligated under non-cancelable operating leases for office space expiring in 2033. The Company's office space lease requires the Company to make variable payments for common area maintenance and taxes. These variable payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred.

The future minimum annual lease payments under the Company's operating lease liabilities for years subsequent to December 31, 2025, are as follows:

2026	$	463,166
2027		479,744
2028		586,233
2029		603,820
2030 and after		2,262,139
Total payments due under operating lease liabilities		4,395,102
Less amount representing interest		(704,508)
Total present value of net minimum lease payments	$	3,690,593

The weighted average remaining lease term for the operating lease is approximately 90 months. The weighted average discount rate is 4.41%.

NOTE 8.   COMMITMENTS AND CONTINGENCIES

Service Contracts

The Company is party to certain long-term contracts for systems and services that enable back-office trade processing and clearing for its products and service offerings. No incentive was received from Broadridge Financial Services.

The Company is currently in negotiations with Broadridge Financial Solutions, Inc. to renew its service contract. At December 31, 2025, and through the date these financial statements were issued, the renewed service contract has not been executed. Therefore, the future minimum payment under the service contract for terms greater than one year is not known.

As of December 31, 2025, the Company had an available line of credit for short term overnight demand borrowings of up to $4.5 million with BMO Bank. As of December 31, 2025, the Company had no outstanding loan balances with BMO Bank and there were no commitment fees or other restrictions on the line of credit. The Company utilizes customer or firm securities as a pledge for short-term borrowing needs.

NOTE 8.   COMMITMENTS AND CONTINGENCIES (continued)

Legal and Regulatory

In the normal course of business, the Company is subject to regulatory proceedings arising in connection with the conduct of its operations. These matters could result in censures, fines, or other sanctions. The Company is currently subject to regulatory investigations including but not limited to their Anti-Money Laundering Compliance Program, IH SEA 15c3-3(a)(1) Interpretation 032 Foreign Banks, Customer and Non-Customer, SEC Act 1934 240.17a-3 Records to be Made by Certain Exchange Members and Broker & Dealers and Written Supervisory Procedures.   The Company, after consultation with legal counsel, will vigorously defend itself in the event of any action stemming from such investigations. Given the inherent difficulty of predicting the outcome of regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines may be sought, the Company cannot estimate losses or ranges of losses because of the outcome of these matters. These matters could have a material adverse effect on the Company's financial position, results of operations, or cash flow.

NOTE 9.   SEGMENT REPORTING

Single Operating Segment

The Company has identified its Chief Executive Officer as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM may also use excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make member withdrawals. The measurement of segment income, expenses, and net income (loss) reviewed by the CODM is reported on the statement of income. The measurement of segment assets is reported on the Statement of Financial Condition as total assets. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.